SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. – Relevant matter - Mandatory Public Tender Offer

FREE TRANSLATION

Buenos Aires, October 4, 2016

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Telecom Argentina S.A. – Relevant matter - Mandatory Public Tender Offer

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), regarding the Mandatory Public Tender Offer as a result of a change of control announced by Fintech Telecom, LLC (‘Fintech’), for all Class B common shares issued by Telecom Argentina (the ‘OPA’).

In this regard, we inform that today the Company has received a letter from Fintech notifying:

1)	The Addenda to the Prospectus of the OPA that was published last September 14, in the Autopista de la Información Financiera (‘AIF’) of the Argentine Securities & Exchange Commission (‘Comisión Nacional de Valores’).

2)	The publication of a Complementary Announcement to that previously provided on Section 3, item b.4) of Chapter II, Title III of the rules of the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores, which was published last September 14, 2016 (The ‘Complementary Announcement’).

Moreover, Fintech attached to its letter the Addenda to the Prospectus and the Complementary Announcement, informing that the latter will be published in ‘El Cronista Comercial’ newspaper on October 5, 6, 7, 2016.

We hereby attach a copy of the letter sent by Fintech and a copy of the Complementary Announcement.

The Addenda to the Prospectus is available on http://www.cnv.gov.ar.

Sincerely,

Mariano M. Ibañez,
Chairman

Buenos Aires, October 4, 2016

Telecom Argentina S.A.

Av. Alicia Moreau de Justo 50

C1107AAB – Ciudad de Buenos Aires

Mr Mariano M. Ibañez, Chairman of the Board of Telecom Argentina S.A

RE: Addenda to the Prospectus and Complementary Announcement of the Mandatory Public Tender Offer to Purchase Shares (the ‘OPA’) issued by Telecom Argentina S.A. tendered by Fintech Telecom, LLC.

Dear Sirs,

I am writing to you as Attorney- in-fact of Fintech Telecom, LLC (‘The Offeror’) in order to send you:

i.	the Addenda dated October 4, to the Prospectus dated September 14, 2016 regarding the Mandatory Public Tender Offer, which incorporates the possibility for any shareholders who wish to accept the OPA to be able to choose to receive the Offered Price in dollar denominated accounts in Argentine or foreign financial entities, and the extension of 7 calendar days of the Tender Offer Period; and
ii.	the Complementary Announcement to the ones published in ‘El Cronista Comercial’ newspaper on February 24, 25, 26, 2016 and during September the 14, 15, 16, 2016, in which the modifications made by the Addenda are being informed. This complementary announcement will be published on October 5, 6, 7, 2016, in the same media as the original announcement was published.

We notify the preceding in order for it to be published as a relevant matter in the ‘Autopista de Información Financiera’ of the CNV.

We kindly request to return a signed copy of this letter as evidence of notification.

Sincerely,

Carolina Curzi

Attorney-in-fact

SUPPLEMENTAL ANNOUNCEMENT

Only to be used

within the Republic of Argentina

FINTECH TELECOM LLC

MANDATORY TENDER OFFER

in respect of

CLASS B COMMON SHARES

listed in

‘Mercado de Valores de Buenos Aires S.A.’

issued by

TELECOM ARGENTINA S.A.

This mandatory tender offer has been approved by the board of directors of the Argentine Securities Commission (Comisión Nacional de Valores) (‘CNV’), on September 6, 2016. This authorization only means that all information requirements of the CNV have been duly complied with. The CNV has not rendered any opinion on the information contained in the Argentine Prospectus.

This announcement supplements the announcements published in ‘El Cronista Comercial’ on February 24, 25 and 26, 2016, and on September 14, 15 and 16, 2016, in respect of this mandatory tender offer on all common Class B shares issued by Telecom Argentina S.A. (‘Telecom Argentina’), free of any liens or restrictions thereon, which are not directly or indirectly owned by Fintech Telecom LLC, and which are listed in the Argentine Mercado de Valores de Buenos Aires S.A. (‘OPA’).

The purpose of this supplemental announcement is to inform that, by an Addenda dated October 4, 2016, to the Prospectus dated September 14, 2016, any shareholders who wish to accept the OPA will have the option to receive the Offer Price in United States Dollar accounts opened at Argentine or foreign financial entities, as set forth in the Addenda.

Institutional Shareholders who wish to elect to receive the Offer Price in a United States Dollar account must state such decision in their respective Form of Acceptance and instruct their respective depositants accordingly.

Non Institutional Shareholders who wish to elect to receive the Offer Price in a United States Dollar account must instruct accordingly their respective depositants, or agents appointed by them to submit their acceptance of the OPA through the ‘MERVAL Proceedings’, so that they may carry out such decision.

Neither the OPA Agent nor the Bidder are responsible for the establishment or maintenance of any US Dollar accounts with any Argentine or foreign financial entities selected by Institutional Shareholders, Non Institutional Shareholders or their relevant depositors, custodians or agents. The foregoing method of payment in United States Dollars is subject to any applicable foreign exchange regulations and the proceedings established by MERVAL, as may be amended from time to time during the term of the OPA.

The remaining terms and conditions of the OPA set forth in the Prospectus dated September 14, 2016 will remain in full force and effect, except that the General Period is extended for a term of 7 calendar days, so that: (i) the General Period shall end at 03:00 P.M., on October 21, 2015, (ii) the Additional Period shall end at 01:00 P.M. on October 28, 2016, and (iii) the Settlement Date shall be November 4, 2016.

Copies of the Prospectus, Addenda and any other document related to the OPA may be obtained from Francés Inversiones, telephone number: 0800-666-4600, or at the OPA Agent’s office located at Reconquista 199, mezzanine, from 10:00 A.M. to 03:00 P.M., and also at: www.cnv.gob.ar, through the following link: “Información Financiera / Emisoras / Telecom Argentina S.A. / Hechos Relevantes” The information contained herein is a summary of certain terms and conditions of the OPA; shareholders shall refer to the documentation mentioned above in order to be informed of the complete terms and conditions of the OPA. All information contained herein is subject to the complete terms and conditions detailed in the Prospectus and its Addenda. Capitalized terms used but not otherwise expressly defined herein shall have the meanings assigned to them in the Prospectus or its Addenda, as applicable.

October 5, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	October 4, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations